Form C-AR

FINANCIAL STATEMENT (See attachment)

FINANCIAL DESCRIPTION OF ISSUER

Over 2021, we created the second season of our show, Freelancers. We hired Heck Video LLC to be our production company as Freelancers. We created 8 episodes, over 300 pages of content, for $800,000. The rest of our raised money was used on ad spend to help with the raise (just over $140k). We soon realized we would be way over-budget in order to create these episodes safely. Luckily, we applied to the Utah Film Commission to be an official project, and we were accepted. This helps us get a rebate back on enough of our budget to make it work. We ended up being almost exactly in budget for our production (we had roughly $1,000 left over after production). We had roughly $20k leftover after production, and it was spent on marketing and development.

In the Fall, we launched merch and had one NFT sale. We also licensed the show on VidAngel as another source of income. While we did bring some revenue from merch, the main focus on financially of 2021 was creating the season.

OFFICERS AND DIRECTORS

Mallory Everton - Project Manager at JK Studios for last 4 years (November 2018- present)
Natalie Madsen - CEO and Manager at JK Studios for last 3 years (November 2018- present)
JK Studios?

<u>Mallory Everton</u>
Employer: JK! Studios LLC
Employer's Principal Business: 2562 West 500 South, Provo, Utah 84601
Dates of Service: August 2018 – Present
Responsibilities: Show runner, writer, actress

Employer: BYU Broadcasting
Employer's Principal Business: 4000 West 600 East, Provo, Utah 84602
Dates of Service: April 2012 – August 2018
Responsibilities: Writer, actress

<u>Natalie Madsen</u>
Employer: JK! Studios LLC
Employer's Principal Business: 2562 West 500 South, Provo, Utah 84601
Dates of Service: November 2018 – Present
Responsibilities: Writer, actress

BENEFICIAL OWNERS

Name of Holder	No. and Class of Securities	% of Voting Power Prior
	Now Held	to Offering
Mallory Everton	2,247,000 Common Units	70.00%

ISSUER DESCRIPTION AND BUSINESS PLAN

Freelancers, LLC was formed as a Utah limited liability company on October 30, 2020 solely to continue production of a television web series entitled "Freelancers" (the "Series"), which is intended to be distributed through online video streaming services, television and home video. The story ideas and concepts upon which the Series is based were created by Mallory Everton, who received a 70.00% ownership interest of Common Units in the Company, and JK! Studios LLC, a Utah limited liability company ("JK! Studios") who received a 13.33% ownership interest of Common Units in the Company, in exchange for all of their rights in and to the Series intellectual property, including story ideas and concepts.

We intend to use the proceeds from this Offering to fund the development and production of a second season of the Series.

In 2021, we used the proceeds of our raise to develop, produce, and distribute a second season of the Series. Looking ahead, we will use the rest of our cash assets for marketing and developing a YouTube distribution strategy, including NFT and merch sales along with each episode. The current plan is to launch a 16 week campaign, including creating an ad about our NFT marketplace, as well as ad spend across various platforms. Once we find a revenue stream that shows a reasonable indication of profitability, we hope to raise and create further seasons in the future.

A discussion of the material factors that make an investment in the issuer speculative or risky.

CAPITAL STRUCTURE
Describe the terms of the securities being offered:
The securities being offered are Class A Preferred Units of Tuttle Twins ShowFreelancers, LLC and they will have a 20 percent preferred return.
The securities offered in Regulation Crowdfunding offering do not have voting rights, and therefore are limited right stocks (Preferred Unit holders will not be able to vote on the decisions of the company).
The Managers have been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other offering may be made by the Managers. Any such future offering may dilute the holdings of past investors.

RESTRICTION ON TRANSFER
 Rule 501 says that a purchaser cannot transfer Reg CF equity for a period of one-year unless they are transferred to: i) the issuer, ii) an accredited investor, iii) as part of an SEC registered offering, or iv) to a family member of the purchaser or a trust controlled by the purchaser or for

the benefit of a family member, or in connection with the death or divorce of the purchaser (or other similar circumstances).

DEBTS
NA

EXPEMPT OFFERINGS

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	10,000,000	3,210,000	Yes	
Preferred Units	2,000,000	1,067,461	No	Preferred return before distributions to Common Unit holders

LARGE TRANSACTIONS

The company has not engaged in any large transactions or proposed transactions that exceed five percent of the aggregate raised with Reg CF over the preceding 12 months.

COMPLIANCE

No previously failed reporting

ATTESTATION

"I, Natalie Madsen, certify that the financial statements of Freelancers LLC included in this Form are true and complete in all material respects.

/s/ Natalie Madsen, Executive Producer
05-02-2022